A Word From Ralph Izzo President & COO

Filed by Public Service Enterprise Group Incorporated
Pursuant to Rule 425 under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934

Subject Company:
Public Service Enterprise Group Incorporated
(Commission File No. 001-09120)

January 7, 2005

To all PSE&G associates:

As we start a new year, I’d like to take this opportunity to thank you for your excellent work during the past 12 months. Although we’re still compiling official year-end results, your performance this year was exceptional in all areas — safety, operations, serving customers and financial results.

That kind of performance is important under “business as usual” conditions. But it will be even more critical this year as we work to complete PSEG’s planned merger with Exelon.

I understand that the merger – and what it means – is likely to be top of mind right now. That’s understandable, as it was for me when we first started discussions with Exelon several months ago.

Since the agreement was announced, I have been talking with employees about what is likely to change once the merger closes in about 12-15 months. But more importantly, I want to share those things that will stay the same for PSE&G, its employees and customers.

Joining with Exelon will result in significant change in PSEG’s corporate structure. Public Service Enterprise Group will no longer exist. PSE&G will become part of a new parent company called Exelon Electric and Gas – leaving no doubt about what industry we will be engaged in. Like my counterparts at Commonwealth Edison and PECO, I will report to the president of Exelon Energy Delivery, who will have overall responsibility for the delivery business in Illinois, Pennsylvania and New Jersey.

Most of the organizational and staffing changes will occur within PSEG Services Corp and PSEG Power, primarily in nuclear. While we can expect some staff changes as we consolidate certain functions within the utility, we will work hard to manage those through normal attrition.

For us, the vast majority of what PSE&G is today will stay the same post-merger.

•	PSE&G will continue to be headquartered in New Jersey. Even the familiar orange sunburst will remain part of our logo.
•	PSE&G will continue to provide safe, reliable, low-cost service to 2 million electric and 1.7 million gas customers in our state - and our connections to them will remain as strong as ever.
•	PSE&G's field operations aren't pulling up stakes. And we will continue to pursue technology that helps us to set a standard for excellence in customer services.
•	PSE&G (and its new parent, Exelon) will continue our long-standing commitment to New Jersey's communities and residents. A perfect example is our $5 million donation, payable over 10 years, to build a new Children's Specialized Hospital in New Brunswick.

Perhaps most importantly, PSE&G will continue to set the standard for utility operations. Exelon’s leadership recognizes our strong operational performance. We will have the opportunity to share those best practices with the other utilities, helping to create the best utility in the nation.

Unlike you, I’ve had considerably more time to ask questions and consider what the merger will mean not only for me personally, but for the company as a whole. Change is always difficult. But in this case, I have no doubt that combining with Exelon is the right thing to do to reduce business risk and ensure the long-term health of our company.

•	Customers will benefit from increased investment in new technologies and enhanced customer systems, lower cost of capital and increased availability of low-cost nuclear power.
•	Employees will be part of a much larger, stronger company - providing additional career opportunities for people both here in New Jersey and elsewhere in the Exelon footprint.
•	And shareholders (many of us included) will benefit from more consistent earnings and growth over the long term - something we could not have achieved if we had stayed on our own.

There will be plenty of opportunities to discuss the merger and answer your questions in future communications. And I’ll do my best to keep you informed every step of the way.

In the meantime, let’s not forget that we have a business to run, and several million customers to serve – something we’ve done better than anyone for more than a hundred years. So let’s now take a quick look at the latest utility scorecard. Year-to-date and November results continue to be outstanding in virtually all categories.

Health and safety

All safety measures continue to be better than target. For the fourth time this year, our OSHA rate ranked us with the top 10 percent of our peers. The severity rate continues to be 50 percent lower than it was in 2003. That’s very good news. It means fewer colleagues are getting hurt, and when they do, the injuries are less severe.

Operations

All measures remain better than target both on a monthly and year-to-date basis. While the mild weather hasn’t helped gas sales, the absence of any significant storms during November and December helped keep us on track. Things can change drastically during the next three winter months, so being ready to respond safely and reliably will be the key.

Customer care

Customers who had interactions with us continue to give us high marks. CAIDI (outage duration), fix it right and first contact resolution results tell us that we’re serving customers well. Unfortunately, perception scores are below target. Later this month, we will hold workshops to share results of the detailed analysis by Market Strategies, Inc. to help employees understand what will restore customer perceptions to high levels.

Financial

With the exception of capital expenditures, the financial picture continues to be positive. Continued mild weather could be a problem, so please keep a close eye on costs.

Looking ahead

The new year will certainly be challenging. We need to continue to run our business well and serve customers under “business as usual” conditions. At the same time, many employees will be working on a parallel track to prepare for the various regulatory, legal and other reviews required by a merger of this scale and scope.

I appreciate your focus on what we’re here to do – provide safe, reliable, low-cost service to the millions of people who depend on PSE&G today, and will depend on us well into the future.

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving Public Service Enterprise Group Incorporated and Exelon Corporation, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical or current facts. Such statements are based upon the current beliefs and expectations of Public Service Enterprise Group Incorporated’s and Exelon Corporation’s management, are subject to significant risks and uncertainties and may differ materially from actual future experience involving any one or more of such matters. Actual results may differ from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the timing of the contemplated merger and the impact of any conditions imposed by regulators in connection with their approval thereof; the failure of Public Service Enterprise Group Incorporated and Exelon Corporation stockholders to make the requisite approvals for the transaction; the risk that the businesses will not be integrated successfully; failure to quickly realize cost-savings from the transaction as a result of technical, logistical, competitive and other factors; the effects of weather; the performance of generating units and transmission systems; the availability and prices for oil, gas, coal, nuclear fuel, capacity and electricity; changes in the markets for electricity and other energy-related commodities; changes in the number of participants and the risk profile of such participants in the energy marketing and trading business; the effectiveness of our risk management and internal controls systems; the effects of regulatory decisions and changes in law; changes in competition in the markets we serve; the ability to recover regulatory assets and other potential stranded costs; the outcomes of litigation and regulatory proceedings or inquiries; the timing and success of efforts to develop domestic and international power projects; conditions of the capital markets and equity markets; advances in technology; changes in accounting standards; changes in interest rates and in financial and foreign currency markets generally; the economic and political climate and growth in the areas in which we conduct our activities; and changes in corporate strategies. While we believe that our forecasts and assumptions are reasonable, we caution that actual results may differ materially. We intend the forward-looking statements to speak only as of the time first made and we do not undertake to update or revise them as more information becomes available. Additional factors that could cause Public Service Enterprise Group Incorporated’s and Exelon Corporation’s results to differ materially from those described in the forward-looking statements can be found in the 2003 Annual Reports on Form 10-K, and Quarterly Reports on Form 10-Q for the quarterly period ended September 30, 2004, and Current Reports on Form 8-K on December 21 and December 20, 2004, of Public Service Enterprise Group Incorporated and Exelon Corporation, as such reports may have been amended, each filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s website, www.sec.gov.

Additional Information

This communication is not a solicitation of a proxy from any security holder of Public Service Enterprise Group Incorporated or Exelon Corporation. Exelon Corporation intends to file with the Securities and Exchange Commission a registration statement that will include a joint proxy statement/prospectus and other relevant documents to be mailed by Public Service Enterprise Group Incorporated and Exelon Corporation to their respective security holders in connection with the proposed merger of Public Service Enterprise Group Incorporated and Exelon Corporation. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED, EXELON CORPORATION AND THE PROPOSED MERGER. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the Securities and Exchange Commission free of charge at the Securities and Exchange Commission’s website, www.sec.gov. In addition, a copy of the joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Public Service Enterprise Group Incorporated, Investor Relations, 80 Park Plaza, P.O. Box 1171, Newark, New Jersey 07101-1171, or from Exelon Corporation, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398.

Participants in Solicitation

Public Service Enterprise Group Incorporated, Exelon Corporation, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Public Service Enterprise Group Incorporated’s directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by Public Service Enterprise Group Incorporated on March 10, 2004, and information regarding Exelon Corporation’s directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by Exelon Corporation on March 12, 2004. OTHER INFORMATION REGARDING THE PARTICIPANTS IN THE PROXY SOLICITATION AND A DESCRIPTION OF THEIR DIRECT AND INDIRECT INTERESTS, BY SECURITY HOLDINGS OR OTHERWISE, WILL BE CONTAINED IN THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT MATERIALS TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION WHEN THEY BECOME AVAILABLE.